VIA EDGAR

June 8, 2018

Pamela Long

Assistant Director

Office of Financial Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Equity Bancshares, Inc.
Registration Statement on Form S-3
File No. 333-225419
Request for Acceleration of Effectiveness

Dear Ms. Long:

Reference is made to the Registration Statement on Form S-3 (File No. 333-225419) (the “Registration Statement”) filed by Equity Bancshares, Inc. (the “Company”) with the Securities and Exchange Commission (the “Commission”) on June 4, 2018.

The Company hereby requests the Registration Statement be made effective at 5:00 p.m. New York City time on June 11, 2018, or as soon as practicable thereafter, in accordance with Rule 461 promulgated under the Securities Act of 1933, as amended.

If the Staff has any questions or comments concerning this letter, or if you require any additional information, please feel free to contact Michael G. Keeley of Norton Rose Fulbright US LLP at (214) 855-3906 or mike.keeley@nortonrosefulbright.com.

Very truly yours,

EQUITY BANCSHARES, INC.

By:	/s/ Brad S. Elliott
Name: Brad S. Elliott Title: Chairman and Chief Executive Officer

cc:	Norton Rose Fulbright US LLP
Michael G. Keeley

Equity Bancshares, Inc.
Greg H. Kossover, Executive Vice President and
Chief Financial Officer